UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: November 24, 2008

Commission File Number: 001-13184

TECK COMINCO LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Cominco Limited (Registrant)

Date: November 24, 2008	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release                                                                                             Date:  November 21, 2008
08-40-TC

Teck Announces Resignation of Chief Operating Officer

Vancouver - Teck Cominco Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced today that Executive Vice President and Chief Operating Officer, Peter Kukielski, will be leaving Teck to pursue a new opportunity effective December 15. Teck wishes to thank Mr. Kukielski for his contribution and in particular for his role in the recent corporate restructuring which saw the formation of five new strategic business units.

Each business unit is led by a senior executive with full responsibility for the unit’s performance. They are: Boyd Payne, President and Chief Executive Officer, Teck Coal Limited; Roger Higgins, Senior Vice President, Copper; Mike Agg, Senior Vice President, Zinc; Ray Reipas, Vice President, Energy; and Rob Scott, Vice President, Gold.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc, gold and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Further information about Teck can be found at www.teck.com.

Media Contact

Greg Waller

Vice President, Investor Relations & Strategic Analysis

Teck Cominco Limited

(604) 699-4014